SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2015 Results October 30, 2015 Page 1

AMBEV REPORTS 2015 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, October 30, 2015 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2015 third quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the nine-month period ended September 30, 2015 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Our consolidated top line was up 13.2% in the quarter, driven by growth in all of our markets (Brazil +10.5%, CAC +24.8%, LAS +28.0% and Canada +3.0%). Volumes expanded by +0.2%, as the growth in Brazil (+1.0%), CAC (+16.1%) and Canada (+1.2%) was partially offset by a 6.4% decline in LAS. Net revenue per hectoliter (NR/HL) was up by a solid 13.0% driven by our revenue management initiatives, a benefit of premium mix across most of our operations and the higher weight of direct distribution in Brazil.

Cost of Goods Sold (COGS): Our COGS increased 14.1% and cash COGS were up 13.7%. On a per hectoliter basis, cash COGS increased 13.5%, mainly driven by inflationary pressures, unfavorable currency hedges and product mix, partially offset by the benefit of procurement savings initiatives, productivity gains and better commodity hedges.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) were up 14.3% in the quarter mainly coming from higher sales and marketing expenses,  the impact from increased weight of our direct distribution in Brazil and higher administrative costs due to the timing of variable compensation accruals, partially offset by savings in our non working money base.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA reached R$ 4,992 million (+11.7%) with an EBITDA margin of 46.5% (-60bps). Gross margin was 20 basis points down in the quarter to 65.2%.

Normalized Net Profit and EPS: Normalized Net Profit was R$ 3,087 million in the quarter, 6.3% above last year, as EBITDA growth was partially offset in the quarter by higher net interest expenses and a higher effective tax rate. Year to date, Net Profit is up 15.0%. Normalized EPS was R$ 0.19 in 3Q15 and R$ 0.54 YTD.

Operating Cash generation and CAPEX: We generated R$ 6.2 billion of cash from our operations in the quarter, a 49% increase versus last year, mainly as a result of stronger operational performance and better working capital management. CAPEX reached R$ 3.2 billion YTD, of which R$ 2.2 billion in Brazil (flat yoy).

Pay-out and Financial discipline: During the third quarter, we paid approximately R$ 2.5 billion in dividends and repurchased circa R$ 380 million of Ambev shares, which brought the YTD total payout figure close to R$ 9.9 billion or a 16% increase versus the same period of last year (including dividends, IOC and buybacks). As of September 30th, 2015, our net cash position was R$ 7,223 million.

Financial highlights - Ambev consolidated	3Q14		% As	%	YTD14		% As	%

R$ million		3Q15	Reported	Organic		YTD15	Reported	Organic
Total volumes	39,898.4	39,988.4	0.2%	0.2%	122,193.6	121,129.4	-0.9%	-0.9%
Beer	28,896.9	30,104.5	4.2%	4.2%	88,682.6	89,372.5	0.8%	0.8%
CSD and NANC	11,001.5	9,883.8	-10.2%	-10.2%	33,511.0	31,756.9	-5.2%	-5.2%

Net sales	8,624.4	10,745.1	24.6%	13.2%	25,846.9	31,423.9	21.6%	12.7%
Gross profit	5,668.6	7,001.2	23.5%	12.8%	16,842.2	20,291.5	20.5%	12.1%
Gross margin	65.7%	65.2%	-50 bps	-20 bps	65.2%	64.6%	-60 bps	-40 bps

Normalized EBITDA	4,096.3	4,992.0	21.9%	11.7%	11,474.7	14,188.3	23.6%	15.6%
Normalized EBITDA margin	47.5%	46.5%	-100 bps	-60 bps	44.4%	45.2%	80 bps	110 bps
Normalized profit	2,902.7	3,086.6	6.3%		7,728.8	8,887.0	15.0%
Normalized EPS	0.18	0.19	4.7%		0.48	0.54	12.6%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third  quarter of 2014 (3Q14). Values in this release may not add up due to rounding.

Third Quarter 2015 Results October 30, 2015 Page 2

Management Comments

We had another quarter of double digit consolidated net revenue (+13.2%) and EBITDA (11.7%) growth, maintaining the strong performance year to date (Net Revenue +12.7%, EBITDA +15.6%).

In Brazil, while still facing an adverse macroeconomic environment, beer volumes recovered from the difficult comparable base of the 2014 FIFA World Cup and grew in the quarter (+3.5%) driven by favorable weather, easier comps, as in 3Q14 we had our weakest quarterly volume performance of the year, and another quarter of significant improvement regarding the implementation of our five main commercial platforms:

•         Elevate the Core

o    As we activate our brands through complete 360o campaigns, leveraging both traditional and digital media and experiential events, the preference for our core brands continued to trend higher among target consumers, driving volume growth in a profitable way. Antarctica hit an all-time high preference in Rio de Janeiro, its most important region, and Skol was considered the most valuable brand in Latin America in 2015 by Millward Brown / BrandZ.

o    During the quarter we launched Skol Ultra. “The official beer for non official athletes”, Skol Ultra is a 4.2% ABV beer with low calories and low carbs, which not only enhances the equity of mother brand Skol, but also increases our addressable market through its functional benefits.

•         Accelerate Premium

o    Premium volumes had another quarter of double digit growth, with a solid performance from Budweiser, Stella Artois and Original. Corona accelerated its volume growth solidifying its leadership in the high-end beer segment in Brazil.

o    Premium now accounts for 9% of our beer volumes in Brazil, driving positive price mix and EBITDA margin expansion.

•         Near Beer

o    Skol Beats Senses continued to grow at a fast pace and it is now as big as some of our main premium brands such as Stella Artois and Bohemia, driving incremental volumes and higher margins.

•         In Home

o    While improving the beer category execution in the off trade format, we have been increasing the penetration of returnable glass bottles (RGB) in the in home occasion. During the quarter, RGBs accounted for almost 20% of our volumes in supermarkets, driving affordability to consumers when they most need it, in a profitable way.

•         Out of Home

o    After its launch in 2Q15, Skol Draft is already present in more than 7,000 points of sale, or more than half the market we have today with the premium execution of Chopp Brahma and Stella Draft, further enhancing the out of home experience in traditional bars and driving incremental volume growth.

o    Our pack price strategy has been crucial to also provide affordability in the on trade channel, mainly through the expansion of the 1 liter returnable glass bottle.

In our international operations, volumes in Central America and the Caribbean (CAC) grew double digits in the three main countries where we operate. Coupled with a solid revenue management strategy and efficiency gains, our CAC EBITDA was up by 31.9%, with another quarter of margin expansion. In LAS, beer volumes were up 5.6% mainly driven by Argentina, Paraguay and Chile, while total volumes in LAS were down 6.4% due to a double digit decline in CSD & NANC. Nonetheless, LAS EBITDA was up 24.9% benefiting from our disciplined revenue management strategy along with a tight cost management. In Canada, volumes grew by 1.2% with another quarter of industry expansion and market share gains, while EBITDA was down 1.0% mainly due to phasing of our SG&A.

Looking at our divisional performance highlights:

Third Quarter 2015 Results October 30, 2015 Page 3

•         Brazil. Our top line in Brazil was up 10.5%, driven by volume growth of 1.0% and NR/hl up 9.4%. EBITDA increased 9.8% with an EBITDA margin of 50.1% (-30bps). Year to date, our top line is up 8.4% while EBITDA is +12.5% with an EBITDA margin expansion of 180bps to 49.8%.

o    In Beer Brazil net revenues grew 13.8% driven by volume and NR/hl growth. Our market share according to Nielsen was 67.8% in the quarter.

▪    After a very difficult 2014 FIFA World Cup comparable base experienced in the 2Q15, volumes returned to positive territory (+3.5%) driven by (i) favorable weather, as temperatures in Brazil hit a 5 year record for the period between July and September; (ii) easier comps, as in 3Q14 we had our weakest quarterly volume performance of last year, and (iii) the successful implementation of our commercial initiatives.

▪  By improving affordability for consumers through the expansion of returnable glass bottles, we continued to implement our revenue management strategy focusing on sustainable top line growth, benefiting from the positive impact of premium mix and an increased weight of direct distribution, which drove a solid NR/hl increase of 10.0% in 3Q15.

o  In CSD & NANC Brazil, the overall challenging macroeconomic environment continued to pressure the CSD industry. Nonetheless, we maintained the all time high CSD market share recorded in the second quarter (19.6%), partially offsetting the high single digit industry drop, leading to a 5.9% volume decline. Both Pepsi and Guaraná Antarctica are outperforming the industry year to date. Within the fast growing energy drinks segment, Fusion also continued to grow, becoming the third largest brand in Brazil and second in some regions. NR/hl increased by 1.0% mainly explained by a difficult comparable base due to the timing of our revenue management initiatives last year.

o    Brazil cash COGS/hl grew 7.6% in the quarter, below inflation, benefiting from (i) procurement savings and productivity gains and (ii) better commodity hedges, while negatively impacted by (iii) product mix, mainly driven by the increased weight of premium products in beer, (iv) FX hedge impact and (v) a higher inflation in Brazil.

o    Brazil cash SG&A was up 11.1% in the quarter, due to (i) higher logistics costs, mainly driven by inflation and the increased weight of direct distribution in Brazil; (ii) the timing of our variable compensation accruals and; (iii) flattish sales and marketing expenses, as we continued to invest behind our brands but still benefited from an easy comparable base given the investments made during the 2014 FIFA World Cup.

•         Central America and the Caribbean (CAC). EBITDA for the region totaled R$ 323 million (+31.9%) driven by top line growth (24.8%) and another quarter of solid EBITDA margin expansion (+210bps) to 38.7%. Year to date, top line is up 21.6% and EBITDA 44.3%, with an EBITDA margin expansion of 580bps to 36.3%.

o    Volumes grew double digits in all the main countries where we operate in the region. In the  Dominican Republic, we launched the “Verano Presidente”, our proprietary summer season platform, with more than 400 events nationwide, further enhacing the equity of the beloved President brand and helping us to activate demand in the country. In Guatemala, along with the expansion of Brahva in the mainstream, Modelo brands continued to drive volume growth in a profitable way. The strong top line expansion, coupled with another quarter of cost efficiency improvements, led to a +210bps of EBITDA margin expansion.

•         Latin America South (LAS). EBITDA for the region reached R$ 1,062 million (+24.9%) in 3Q15, mainly driven by net revenue growth of 28.0%, with an EBITDA margin of 43.6%. In the first nine months of the year, our net revenue and EBITDA increased 32.4% and 32.9% respectively.

o    Beer volumes were up 5.6% with solid growth in Argentina, Chile and Paraguay. Along with industry expansion in all three countries, (i) Mixxtail continued to drive incremental volumes in Argentina coupled with a great performance from our premium brands, mainly Corona, Stella Artois and Patagonia; (ii) Corona is driving a mid single digit market share gain in Chile, in a profitable way and; (iii) in Paraguay, the 340ml returnable glass bottle of Brahma launched last year continued to grow double digits, providing affordability in a profitable way, while premium volumes more than doubled year to date driven by Corona and Bud 66. LAS EBITDA beer was up 22.0%, above average inflation of high teens in the region.

Third Quarter 2015 Results October 30, 2015 Page 4

o    CSD & NANC volumes were down 23.7% in LAS mainly driven by our strategic alliance with CBC in Peru announced in July, pursuant to which AmBev Peru will focus on its beer business in the country while CBC will be responsible for the soft drinks business. As a result, we are no longer reporting CSD volumes in Peru, with no material impact at EBITDA level. Adjusted for Peru CSD, our volumes would be down low double digits reflecting the challenging trading conditions in the region. Nevertheless, volume performance was more than offset by a solid revenue management and EBITDA margin expansion, leading to 64.3% EBITDA growth in LAS CSD & NANC.

•         Canada. Top line grew for the third consecutive quarter this year, growing 3.0% driven both by volume and NR/hl growth. EBITDA was slightly down (-1.0%) at R$ 658 million due to the timing of marketing and variable compensation in the quarter. Year to date, our top line is up 4.0% and EBITDA flat.

o    Volumes in Canada increased 1.2% driven by (i) another quarter of industry expansion, due to favorable weather, coupled with (ii) the seventh consecutive quarter of market share gain (+10bps) mainly driven by Bud Light and Bud Light Apple, along with a solid performance of Corona, Stella Artois and Goose Island. Also driven by our solid revenue management (NR/hl up +1.8%), top line was up 3.0%. Timing of marketing and variable compensation expenses drove an increase in SG&A, leading to an EBITDA decline of 1.0% in the quarter.

Outlook

In the first nine months of year, our team’s ability to deliver was once again put to the test, as we faced tough comps and a challenging macroeconomic environment. Nevertheless, our consolidated top line and EBITDA expanded double digits in each and every quarter of the year, driving a strong 9M15 growth of 12.7% and 15.6%, respectively.

While pleased with the year to date performance, we expect external conditions to remain challenging in the short term, particularly in Brazil.

With that in mind, we will continue to invest in our brands and to accelerate our top line initiatives, focusing on our five commercial platforms in Brazil:

•         Elevate the Core

Activating demand through relevant platforms and innovation.

o    We are now getting ready for summer in Brazil. This is not only the biggest season for us, but also the most relevant moment to connect with our consumers. Brazilians are passionate about summer, passionate about beer and passionate about our brands. Through a complete 360o sales & marketing approach, with solid above the line campaigns, experiential events and strong amplification through digital platforms, we will continue to activate demand and enhance the equity of our brands, while also accelerating the roll-out of innovations, especially Skol Ultra.

o    We have also just launched Brahma Extra Lager, Brahma Extra Red Lager and Brahma Extra Weiss, core plus line extensions of Brahma targeting the food & savor needstate. These line extensions not only bring the food pairing experience to mainstream consumers but they also enhance the equity of the Brahma brand.

•         Accelerate Premium

Driving positive price mix through better execution and portfolio expansion.

o    In 3Q15 we (re)launched Adriatica, a centenary super premium beer brewed in the same city (Ponta Grossa) that it was brewed 80 years ago and where Original was first brewed. Adriatica is a beer with a great history and identity and should join Original and Serramalte in leading the domestic super premium segment in Brazil.

Third Quarter 2015 Results October 30, 2015 Page 5

o    Through deep experiential activations, from Budweiser Mansion to Corona Sunsets, we have a game plan to lead the international premium and high end summer season occasions.

•         Near Beer

Targeting volume opportunities beyond traditional beer occasions.

o    There is still a big opportunity for Near Beer in the long term as we improve our portfolio and capture a bigger share of throat in non-traditional beer occasions. But the segment is already becoming relevant, driving incremental volumes and positive price mix in the short term.

o    Following the successful roll out of Skol Beats Senses, now present in most areas in Brazil with solid preference among target consumers, a new Skol Beats flavor is coming in November.

•         In Home

Improving the shopper experience and driving affordability through returnables.

o    By working with retailers in a win-win model, we have been stepping up beer category execution in the off trade, improving volume and EBITDA performance.

o    In this context, the opportunity to expand returnables in the channel is becoming even more relevant in the current scenario, by providing affordability to consumers when they most need it, in a profitable way.

•         Out of Home

Enhancing the out of home experience and building brands.

o    From botecos (traditional bars), one of the most popular leisure activities in Brazil, to premium nightclubs, the out of home occasion continues to be relevant in the lives of Brazilian consumers and presents the best occasion to build strong and beloved brands.

o    Through our trade programs, franchise models, micro-events platform and innovations, we will continue to improve the consumer experience, activating demand and enhancing the equity of our brands.

Particulary in Brazil CSD & NANC, we are not satisfied with results this quarter but do not see 3Q15 as indicative of likely future performance. Now is the time to focus in order to make a difference. We continue to feel confident that by acting on the levers we have under our control, both in Beer and in CSD & NANC, we will be able to deliver a solid performance in the short term while better positioning us for the future.

Finally, we are stepping up our efforts regarding cost management, mainly through higher procurement savings and additional productivity gains. As a result, we now expect cash COGS in Brazil to grow mid single digits in the full year, as opposed to mid to high single digits as previsously indicated.

The updated guidance is:

•         Top line in Brazil to grow mid to high single digits in the full year;

•         Cash COGS in Brazil to grow mid single digits in the full year;

•         Brazil cash SG&A to grow below inflation in the full year;

•         Capex in Brazil is foreseen to be up to 2014 levels.

In Central America and the Caribbean region, we continue to see significant top line growth and EBITDA margin expansion opportunities to be captured in all of the countries where we operate. In LAS, we remain confident in our ability to deliver solid top line and EBITDA growth in the region. In Canada, we will continue to pursue healthy top line growth with superior profitability by leveraging our improved portfolio with stronger execution.

Third Quarter 2015 Results October 30, 2015 Page 6

Ambev Consolidated Income Statement

Consolidated income statement	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Net revenue	8,624.4		979.7	1,141.0	10,745.1	24.6%	13.2%
Cost of goods sold (COGS)	(2,955.8)		(370.1)	(418.0)	(3,743.9)	26.7%	14.1%
Gross profit	5,668.6		609.6	723.0	7,001.2	23.5%	12.8%
Selling, general and administrative (SG&A)	(2,554.1)		(255.8)	(373.4)	(3,183.3)	24.6%	14.6%
Other operating income	388.0		4.3	27.9	420.3	8.3%	7.2%
Normalized operating income (normalized EBIT)	3,502.5		358.1	377.5	4,238.2	21.0%	10.8%
Exceptional items above EBIT	(12.1)		(1.1)	(6.4)	(19.6)	61.8%	52.4%
Net finance results	(221.1)				(316.6)	43.2%
Share of results of associates	3.0				(0.3)	-109.0%
Income tax expense	(381.8)				(834.7)	118.6%
Profit	2,890.5				3,066.9	6.1%
Attributable to Ambev holders	2,813.6				2,950.7	4.9%
Attributable to non-controlling interests	76.9				116.2	51.0%
Normalized profit	2,902.7				3,086.6	6.3%
Attributable to Ambev holders	2,825.7				2,970.4	5.1%

Normalized EBITDA	4,096.3		415.2	480.5	4,992.0	21.9%	11.7%

Consolidated income statement	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Net revenue	25,846.9		2,284.9	3,292.1	31,423.9	21.6%	12.7%
Cost of goods sold (COGS)	(9,004.7)		(880.1)	(1,247.5)	(11,132.4)	23.6%	13.9%
Gross profit	16,842.2		1,404.8	2,044.6	20,291.5	20.5%	12.1%
Selling, general and administrative (SG&A)	(8,015.1)		(635.6)	(877.1)	(9,527.8)	18.9%	10.9%
Other operating income	966.1	1.6	4.7	262.9	1,235.3	27.9%	27.2%
Normalized operating income (normalized EBIT)	9,793.1	1.6	773.9	1,430.3	11,999.0	22.5%	14.6%
Exceptional items above EBIT	(25.8)		(3.1)	(237.3)	(266.3)	nm	nm
Net finance results	(887.9)				(1,161.3)	30.8%
Share of results of associates	13.2				4.7	-64.3%
Income tax expense	(1,189.6)				(1,955.4)	64.4%
Profit	7,703.0				8,620.6	11.9%
Attributable to Ambev holders	7,527.1				8,270.1	9.9%
Attributable to non-controlling interests	175.8				350.6	99.4%
Normalized profit	7,728.8				8,887.0	15.0%
Attributable to Ambev holders	7,553.0				8,536.4	13.0%

Normalized EBITDA	11,474.7	1.6	916.5	1,795.5	14,188.3	23.6%	15.6%

Third Quarter 2015 Results October 30, 2015 Page 7

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Third Quarter 2015 Results October 30, 2015 Page 8

Ambev Consolidated

We delivered during the quarter R$ 4,992.0 million of Normalized EBITDA (+11.7%), with net revenues growing 13.2%, COGS rising 14.1% and SG&A (excluding depreciation and amortization) increasing 14.3%.

Ambev results	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Volume ('000 hl)	39,898.4		-	90.0	39,988.4	0.2%	0.2%
Net revenue	8,624.4		979.7	1,141.0	10,745.1	24.6%	13.2%
Net revenue/hl	216.2		24.5	28.0	268.7	24.3%	13.0%
COGS	(2,955.8)		(370.1)	(418.0)	(3,743.9)	26.7%	14.1%
COGS/hl	(74.1)		(9.3)	(10.3)	(93.6)	26.4%	13.9%
COGS excl. deprec.&amort.	(2,555.5)		(332.0)	(350.9)	(3,238.4)	26.7%	13.7%
COGS/hl excl. deprec. &amort	(64.1)		(8.3)	(8.6)	(81.0)	26.4%	13.5%
Gross profit	5,668.6		609.6	723.0	7,001.2	23.5%	12.8%
Gross margin	65.7%				65.2%	-50 bps	-20 bps
SG&A excl. deprec.&amort.	(2,360.5)		(236.9)	(337.5)	(2,934.9)	24.3%	14.3%
SG&A deprec.&amort.	(193.6)		(18.9)	(35.9)	(248.4)	28.3%	18.5%
SG&A total	(2,554.1)		(255.8)	(373.4)	(3,183.3)	24.6%	14.6%
Other operating income	388.0		4.3	27.9	420.3	8.3%	7.2%
Normalized EBIT	3,502.5		358.1	377.5	4,238.2	21.0%	10.8%
Normalized EBIT margin	40.6%				39.4%	-120 bps	-90 bps
Normalized EBITDA	4,096.3		415.2	480.5	4,992.0	21.9%	11.7%
Normalized EBITDA margin	47.5%				46.5%	-100 bps	-60 bps

Ambev results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	122,193.6	13.0	-	(1,077.3)	121,129.4	-0.9%	-0.9%
Net revenue	25,846.9		2,284.9	3,292.1	31,423.9	21.6%	12.7%
Net revenue/hl	211.5		18.9	29.1	259.4	22.6%	13.7%
COGS	(9,004.7)		(880.1)	(1,247.5)	(11,132.4)	23.6%	13.9%
COGS/hl	(73.7)		(7.3)	(11.0)	(91.9)	24.7%	14.9%
COGS excl. deprec.&amort.	(7,877.7)		(779.7)	(990.2)	(9,647.6)	22.5%	12.6%
COGS/hl excl. deprec. &amort	(64.5)		(6.4)	(8.7)	(79.6)	23.5%	13.6%
Gross profit	16,842.2		1,404.8	2,044.6	20,291.5	20.5%	12.1%
Gross margin	65.2%				64.6%	-60 bps	-40 bps
SG&A excl. deprec.&amort.	(7,460.6)		(593.5)	(769.2)	(8,823.3)	18.3%	10.3%
SG&A deprec.&amort.	(554.5)		(42.1)	(107.9)	(704.5)	27.1%	19.5%
SG&A total	(8,015.1)		(635.6)	(877.1)	(9,527.8)	18.9%	10.9%
Other operating income	966.1	1.6	4.7	262.9	1,235.3	27.9%	27.2%
Normalized EBIT	9,793.1	1.6	773.9	1,430.3	11,999.0	22.5%	14.6%
Normalized EBIT margin	37.9%				38.2%	30 bps	60 bps
Normalized EBITDA	11,474.7	1.6	916.5	1,795.5	14,188.3	23.6%	15.6%
Normalized EBITDA margin	44.4%				45.2%	80 bps	110 bps

Third Quarter 2015 Results October 30, 2015 Page 9

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA for the quarter totaled R$ 3,271.3 million (+11.2%).

LAN results	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Volume ('000 hl)	28,807.5			596.6	29,404.1	2.1%	2.1%
Net revenue	5,817.1		222.8	682.9	6,722.7	15.6%	11.7%
Net revenue/hl	201.9		7.6	19.1	228.6	13.2%	9.5%
COGS	(1,996.8)		(102.5)	(224.3)	(2,323.6)	16.4%	11.2%
COGS/hl	(69.3)		(3.5)	(6.2)	(79.0)	14.0%	9.0%
COGS excl. deprec.&amort.	(1,687.5)		(88.3)	(163.6)	(1,939.4)	14.9%	9.7%
COGS/hl excl. deprec. &amort	(58.6)		(3.0)	(4.4)	(66.0)	12.6%	7.5%
Gross profit	3,820.2		120.3	458.5	4,399.1	15.2%	12.0%
Gross margin	65.7%				65.4%	-30 bps	10 bps
SG&A excl. deprec.&amort.	(1,663.1)		(51.5)	(190.1)	(1,904.7)	14.5%	11.4%
SG&A deprec.&amort.	(152.3)		(3.4)	(15.1)	(170.9)	12.2%	9.9%
SG&A total	(1,815.4)		(54.9)	(205.2)	(2,075.6)	14.3%	11.3%
Other operating income	400.0		0.3	(7.6)	392.7	-1.8%	-1.9%
Normalized EBIT	2,404.8		65.7	245.7	2,716.2	12.9%	10.2%
Normalized EBIT margin	41.3%				40.4%	-90 bps	-50 bps
Normalized EBITDA	2,866.4		83.3	321.6	3,271.3	14.1%	11.2%
Normalized EBITDA margin	49.3%				48.7%	-60 bps	-30 bps

LAN results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	89,173.3			(1,012.7)	88,160.6	-1.1%	-1.1%
Net revenue	17,861.4		495.2	1,690.0	20,046.7	12.2%	9.5%
Net revenue/hl	200.3		5.6	21.5	227.4	13.5%	10.7%
COGS	(6,214.0)		(238.9)	(562.5)	(7,015.4)	12.9%	9.1%
COGS/hl	(69.7)		(2.7)	(7.2)	(79.6)	14.2%	10.3%
COGS excl. deprec.&amort.	(5,367.4)		(196.8)	(321.9)	(5,886.0)	9.7%	6.0%
COGS/hl excl. deprec. &amort	(60.2)		(2.2)	(4.3)	(66.8)	10.9%	7.2%
Gross profit	11,647.4		256.3	1,127.6	13,031.3	11.9%	9.7%
Gross margin	65.2%				65.0%	-20 bps	10 bps
SG&A excl. deprec.&amort.	(5,148.5)		(124.9)	(400.6)	(5,673.9)	10.2%	7.8%
SG&A deprec.&amort.	(436.5)		(7.8)	(48.3)	(492.6)	12.8%	11.1%
SG&A total	(5,585.0)		(132.7)	(448.9)	(6,166.5)	10.4%	8.0%
Other operating income	994.0		0.2	213.5	1,207.6	21.5%	21.5%
Normalized EBIT	7,056.4		123.8	892.2	8,072.4	14.4%	12.6%
Normalized EBIT margin	39.5%				40.3%	80 bps	120 bps
Normalized EBITDA	8,339.5		173.8	1,181.0	9,694.4	16.2%	14.2%
Normalized EBITDA margin	46.7%				48.4%	170 bps	200 bps

Third Quarter 2015 Results October 30, 2015 Page 10

Ambev Brazil

We delivered R$ 2,948.2 million (+9.8%) of Normalized EBITDA in Brazil, with an EBITDA margin of 50.1% (down 30bps yoy). Net revenue grew 10.5% in the quarter, with a volume growth of 1.0% and a NR/hl increase of 9.4%. COGS rose 10.0% mainly impacted by a higher industrial depreciation (+22.8%). Total Cash COGS were up 7.6% in the quarter. Our SG&A (excluding depreciation and amortization) expenses grew 11.1% in the quarter. Year to date, our top line is up 8.4%, cash COGS up 4.7%, cash SG&A up 8.0% and EBITDA up 12.5%, with an EBITDA margin expansion of 180bps.

Ambev Brazil results	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	26,792.0			272.5	27,064.5	1.0%	1.0%
Net revenue	5,327.1			561.4	5,888.5	10.5%	10.5%
Net revenue/hl	198.8			18.7	217.6	9.4%	9.4%
COGS	(1,773.5)			(176.9)	(1,950.4)	10.0%	10.0%
COGS/hl	(66.2)			(5.9)	(72.1)	8.9%	8.9%
COGS excl. deprec.&amort.	(1,499.4)			(114.5)	(1,613.8)	7.6%	7.6%
COGS/hl excl. deprec. &amort	(56.0)			(3.7)	(59.6)	6.6%	6.6%
Gross profit	3,553.6			384.5	3,938.0	10.8%	10.8%
Gross margin	66.7%				66.9%	20 bps	20 bps
SG&A excl. deprec.&amort.	(1,545.0)			(172.2)	(1,717.2)	11.1%	11.1%
SG&A deprec.&amort.	(144.3)			(13.8)	(158.1)	9.5%	9.5%
SG&A total	(1,689.3)			(186.0)	(1,875.3)	11.0%	11.0%
Other operating income	401.9			(11.1)	390.8	-2.8%	-2.8%
Normalized EBIT	2,266.2			187.4	2,453.6	8.3%	8.3%
Normalized EBIT margin	42.5%				41.7%	-90 bps	-80 bps
Normalized EBITDA	2,684.6			263.6	2,948.2	9.8%	9.8%
Normalized EBITDA margin	50.4%				50.1%	-30 bps	-30 bps

Ambev Brazil results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	83,635.8			(1,959.3)	81,676.5	-2.3%	-2.3%
Net revenue	16,474.6			1,390.7	17,865.3	8.4%	8.4%
Net revenue/hl	197.0			21.8	218.7	11.0%	11.0%
COGS	(5,553.2)			(424.3)	(5,977.5)	7.6%	7.6%
COGS/hl	(66.4)			(6.8)	(73.2)	10.2%	10.2%
COGS excl. deprec.&amort.	(4,812.0)			(225.8)	(5,037.8)	4.7%	4.7%
COGS/hl excl. deprec. &amort	(57.5)			(4.1)	(61.7)	7.2%	7.2%
Gross profit	10,921.4			966.5	11,887.8	8.8%	8.8%
Gross margin	66.3%				66.5%	20 bps	20 bps
SG&A excl. deprec.&amort.	(4,750.1)			(378.8)	(5,128.9)	8.0%	8.0%
SG&A deprec.&amort.	(412.0)			(45.7)	(457.7)	11.1%	11.1%
SG&A total	(5,162.1)			(424.5)	(5,586.6)	8.2%	8.2%
Other operating income	998.5			205.3	1,203.8	20.6%	20.6%
Normalized EBIT	6,757.8			747.2	7,505.0	11.1%	11.1%
Normalized EBIT margin	41.0%				42.0%	100 bps	100 bps
Normalized EBITDA	7,911.1			991.4	8,902.5	12.5%	12.5%
Normalized EBITDA margin	48.0%				49.8%	180 bps	180 bps

Third Quarter 2015 Results October 30, 2015 Page 11

Beer Brazil

In the 3Q15, EBITDA for Beer Brazil was R$ 2,429.7 million (+14.8%) with an EBITDA margin expansion of 40bps to 48.6%. NR grew 13.8% in the quarter.

Volumes increased 3.5% mainly driven by (i) favorable weather, (ii) an easier comparable base, once 3Q14 was the weakest quarter in terms of volume performance last year, and (iii) the successful implementation of our commercial initiatives. NR/hl growth (+10.0%) was driven by our revenue management initiatives, the benefit of premium and near beer mix, and the positive impact from increased weight of direct distribution. Cash COGS/hl increased by 8.0% due to (i) unfavorable FX hedges, (ii) product mix, mainly driven by premium, and (iii) higher inflation, partially offset by (iv) procurement savings and productivity gains along with (v) better commodity hedges. Cash SG&A grew 11.5% mainly driven by inflation, the increased weight of direct distribution and the timing of our variable compensation accruals partially offset by lower sales and marketing expenses, as we continued to invest behind our brands but still benefited from an easy comparable base given the investments done during the 2014 FIFA World Cup.

Beer Brazil results	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Volume ('000 hl)	19,676.1			695.0	20,371.1	3.5%	3.5%
Net revenue	4,391.0			607.8	4,998.7	13.8%	13.8%
Net revenue/hl	223.2			22.2	245.4	10.0%	10.0%
COGS	(1,404.9)			(194.5)	(1,599.5)	13.8%	13.8%
COGS/hl	(71.4)			(7.1)	(78.5)	10.0%	10.0%
COGS excl. deprec.&amort.	(1,169.9)			(138.0)	(1,307.9)	11.8%	11.8%
COGS/hl excl. deprec. &amort	(59.5)			(4.7)	(64.2)	8.0%	8.0%
Gross profit	2,986.0			413.3	3,399.3	13.8%	13.8%
Gross margin	68.0%				68.0%	bps	bps
SG&A excl. deprec.&amort.	(1,400.9)			(161.2)	(1,562.1)	11.5%	11.5%
SG&A deprec.&amort.	(110.1)			(7.6)	(117.7)	6.9%	6.9%
SG&A total	(1,511.0)			(168.9)	(1,679.9)	11.2%	11.2%
Other operating income	295.7			5.3	301.0	1.8%	1.8%
Normalized EBIT	1,770.7			249.7	2,020.4	14.1%	14.1%
Normalized EBIT margin	40.3%				40.4%	10 bps	10 bps
Normalized EBITDA	2,115.8			313.9	2,429.7	14.8%	14.8%
Normalized EBITDA margin	48.2%				48.6%	40 bps	40 bps

Beer Brazil results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	61,894.7	-	-	(943.8)	60,950.9	-1.5%	-1.5%
Net revenue	13,767.5	-	-	1,408.0	15,175.6	10.2%	10.2%
Net revenue/hl	222.4	-	-	26.5	249.0	11.9%	11.9%
COGS	(4,332.7)	-	-	(471.6)	(4,804.3)	10.9%	10.9%
COGS/hl	(70.0)	-	-	(8.8)	(78.8)	12.6%	12.6%
COGS excl. deprec.&amort.	(3,696.3)	-	-	(295.8)	(3,992.1)	8.0%	8.0%
COGS/hl excl. deprec. &amort	(59.7)	-	-	(5.8)	(65.5)	9.7%	9.7%
Gross profit	9,434.8	-	-	936.5	10,371.3	9.9%	9.9%
Gross margin	68.5%				68.3%	-20 bps	-20 bps
SG&A excl. deprec.&amort.	(4,223.6)	-	-	(350.0)	(4,573.7)	8.3%	8.3%
SG&A deprec.&amort.	(315.7)	-	-	(24.2)	(339.9)	7.7%	7.7%
SG&A total	(4,539.3)	-	-	(374.2)	(4,913.6)	8.2%	8.2%
Other operating income	807.9	-	-	209.5	1,017.4	25.9%	25.9%
Normalized EBIT	5,703.4	-	-	771.7	6,475.1	13.5%	13.5%
Normalized EBIT margin	41.4%				42.7%	120 bps	130 bps
Normalized EBITDA	6,655.5	-	-	971.7	7,627.2	14.6%	14.6%
Normalized EBITDA margin	48.3%				50.3%	190 bps	200 bps

Third Quarter 2015 Results October 30, 2015 Page 12

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 518.5 million (-8.8%) in the 3Q15, with an EBITDA margin of 58.3% (-250bps).

Net revenue was down 5.0% in the quarter, with a volume decline of 5.9%. While the CSD industry continued to be pressured by the adverse macroeconomic environment, we had another quarter of market share gain, maintaining the all time high of 19.6%, partially offsetting the high single digit industry decline. On the other hand, the energy drinks segment continued to grow with Fusion outperforming and becoming the third largest energy drink brand in Brazil. NR/hl grew 1.0% as a result of a hard comparable base due to the timing of our revenue management initiatives last year. Cash COGS/hl declined 1.3% with a significant benefit from (i) commodities hedges, mainly sugar and PET, (ii) product mix and (iii) procurement savings and productivity gains. Cash SG&A was up 7.6% mainly driven by higher inflation and phasing of sales and marketing expenses.

CSD&Nanc Brazil results	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Volume ('000 hl)	7,115.9			(422.5)	6,693.4	-5.9%	-5.9%
Net revenue	936.1			(46.4)	889.7	-5.0%	-5.0%
Net revenue/hl	131.6			1.4	132.9	1.0%	1.0%
COGS	(368.6)			17.6	(351.0)	-4.8%	-4.8%
COGS/hl	(51.8)			(0.6)	(52.4)	1.2%	1.2%
COGS excl. deprec.&amort.	(329.4)			23.5	(305.9)	-7.1%	-7.1%
COGS/hl excl. deprec. &amort	(46.3)			0.6	(45.7)	-1.3%	-1.3%
Gross profit	567.6			(28.8)	538.8	-5.1%	-5.1%
Gross margin	60.6%				60.6%	-10 bps	bps
SG&A excl. deprec.&amort.	(144.1)			(11.0)	(155.1)	7.6%	7.6%
SG&A deprec.&amort.	(34.2)			(6.1)	(40.3)	17.9%	17.9%
SG&A total	(178.3)			(17.1)	(195.4)	9.6%	9.6%
Other operating income	106.2			(16.4)	89.8	-15.5%	-15.5%
Normalized EBIT	495.5			(62.3)	433.2	-12.6%	-12.6%
Normalized EBIT margin	52.9%				48.7%	-420 bps	-420 bps
Normalized EBITDA	568.8			(50.3)	518.5	-8.8%	-8.8%
Normalized EBITDA margin	60.8%				58.3%	-250 bps	-250 bps

CSD&Nanc Brazil results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	21,741.2			(1,015.5)	20,725.7	-4.7%	-4.7%
Net revenue	2,707.1			(17.3)	2,689.8	-0.6%	-0.6%
Net revenue/hl	124.5			5.3	129.8	4.2%	4.2%
COGS	(1,220.5)			47.3	(1,173.2)	-3.9%	-3.9%
COGS/hl	(56.1)			(0.5)	(56.6)	0.8%	0.8%
COGS excl. deprec.&amort.	(1,115.7)			70.0	(1,045.7)	-6.3%	-6.3%
COGS/hl excl. deprec. &amort	(51.3)			0.9	(50.5)	-1.7%	-1.7%
Gross profit	1,486.6			30.0	1,516.5	2.0%	2.0%
Gross margin	54.9%				56.4%	150 bps	150 bps
SG&A excl. deprec.&amort.	(526.4)			(28.8)	(555.2)	5.5%	5.5%
SG&A deprec.&amort.	(96.3)			(21.5)	(117.8)	22.4%	22.4%
SG&A total	(622.7)			(50.3)	(673.0)	8.1%	8.1%
Other operating income	190.6			(4.3)	186.4	-2.2%	-2.2%
Normalized EBIT	1,054.5			(24.6)	1,029.9	-2.3%	-2.3%
Normalized EBIT margin	39.0%				38.3%	-70 bps	-70 bps
Normalized EBITDA	1,255.6			19.7	1,252.9	1.6%	1.6%
Normalized EBITDA margin	46.4%				46.6%	100 bps	100 bps

Third Quarter 2015 Results October 30, 2015 Page 13

Central America and the Caribbean (CAC)

Our operations in the Central America and the Caribbean delivered an EBITDA of R$ 323.1 million (+31.9%) with an EBITDA margin of 38.7% (+210 bps).

Our top line increased 24.8%, mainly explained by double digits volume growth across all the main countries that we operate in the region. We continued to invest behind our brands and launched the “Verano Presidente”, our summer season platform, with more than 400 events nationwide, further enhacing the equity of beloved brand Presidente and helping us to activate demand in the country. In Guatemala, along with the good performance of Brahva, Modelo brands continue to play an important role driving volume growth in a profitable way. EBITDA performance was also driven by our solid cost management discipline, with cash SG&A growing below net revenue (+15.1%), driving a +210bps EBITDA margin expansion. Year to date, our top line is up 21.6% and EBITDA +44.3% with an EBITDA margin of 36.3% (+580bps yoy).

CAC results	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Volume total ('000 hl)	2,015.5			324.2	2,339.7	16.1%	16.1%
Beer volume ('000 hl)	1,571.2			203.7	1,774.9	13.0%	13.0%
CSD volume ('000 hl)	444.3			120.4	564.8	27.1%	27.1%
Net revenue	490.0		222.8	121.5	834.3	70.3%	24.8%
Net revenue/hl	243.1		95.2	18.2	356.6	46.7%	7.5%
COGS	(223.3)		(102.5)	(47.4)	(373.2)	67.1%	21.2%
COGS/hl	(110.8)		(43.8)	(4.9)	(159.5)	43.9%	4.4%
COGS excl. deprec.&amort.	(188.1)		(88.3)	(49.1)	(325.6)	73.1%	26.1%
COGS/hl excl. deprec. &amort	(93.3)		(37.7)	(8.1)	(139.2)	49.1%	8.7%
Gross profit	266.6		120.3	74.1	461.1	72.9%	27.8%
Gross margin	54.4%				55.3%	80 bps	130 bps
SG&A excl. deprec.&amort.	(118.1)		(51.5)	(17.9)	(187.5)	58.7%	15.1%
SG&A deprec.&amort.	(8.0)		(3.4)	(1.4)	(12.8)	59.7%	16.8%
SG&A total	(126.2)		(54.9)	(19.2)	(200.3)	58.8%	15.2%
Other operating income/expenses	(1.9)		0.3	3.5	1.9	nm	-186.8%
Normalized EBIT	138.6		65.7	58.4	262.7	89.5%	42.1%
Normalized EBIT margin	28.3%				31.5%	320 bps	390 bps
Normalized EBITDA	181.9		83.3	58.0	323.1	77.7%	31.9%
Normalized EBITDA margin	37.1%				38.7%	160 bps	210 bps

CAC results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume total ('000 hl)	5,537.4			946.6	6,484.1	17.1%	17.1%
Beer volume ('000 hl)	4,336.3			628.2	4,964.5	14.5%	14.5%
CSD volume ('000 hl)	1,201.1			318.4	1,519.5	26.5%	26.5%
Net revenue	1,386.8		495.2	299.3	2,181.4	57.3%	21.6%
Net revenue/hl	250.4		76.4	9.6	336.4	34.3%	3.8%
COGS	(660.8)		(238.9)	(138.2)	(1,037.9)	57.1%	20.9%
COGS/hl	(119.3)		(36.9)	(3.9)	(160.1)	34.1%	3.3%
COGS excl. deprec.&amort.	(555.5)		(196.8)	(96.1)	(848.3)	52.7%	17.3%
COGS/hl excl. deprec. &amort	(100.3)		(30.3)	(0.2)	(130.8)	30.4%	0.2%
Gross profit	726.0		256.3	161.1	1,143.5	57.5%	22.2%
Gross margin	52.4%				52.4%	10 bps	20 bps
SG&A excl. deprec.&amort.	(398.4)		(124.9)	(21.8)	(545.1)	36.8%	5.5%
SG&A deprec.&amort.	(24.5)		(7.8)	(2.5)	(34.9)	42.2%	10.3%
SG&A total	(422.9)		(132.7)	(24.3)	(579.9)	37.1%	5.8%
Other operating income/expenses	(4.5)		0.2	8.2	3.9	-185.4%	-181.0%
Normalized EBIT	298.6		123.8	145.0	567.4	90.0%	48.6%
Normalized EBIT margin	21.5%				26.0%	450 bps	480 bps
Normalized EBITDA	428.4		173.8	189.6	791.9	84.8%	44.3%
Normalized EBITDA margin	30.9%				36.3%	540 bps	580 bps

Third Quarter 2015 Results October 30, 2015 Page 14

Latin America South (LAS)

LAS EBITDA expanded 24.9% in the 3Q15 to R$ 1,062.3 million, with an EBITDA margin of 43.6% (-110 bps).

Top line for LAS increased 28.0% during the quarter, explained by a NR/hl growth of 36.8% coupled with a volume decrease of 6.4%, driven by a double digits decline in CSD & NANC partially offset by a 5.6% increase in Beer.

COGS/hl grew 43.3%, mainly driven by higher inflation and unfavorable currency hedges in Argentina, along with product mix. SG&A (excluding depreciation and amortization) increased by 34.2%, adversely impacted by inflationary pressures in distribution and labor related expenses in both beer and CSD.

Year to date, top line is up 32.4% and EBITDA +32.9% (41.9% margin, +20bps).

LAS results	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Volume ('000 hl)	8,355.3			(538.4)	7,816.9	-6.4%	-6.4%
Net revenue	1,497.1		519.9	418.5	2,435.4	62.7%	28.0%
Net revenue/hl	179.2		66.5	65.9	311.6	73.9%	36.8%
COGS	(564.3)		(197.4)	(192.2)	(953.9)	69.0%	34.1%
COGS/hl	(67.5)		(25.3)	(29.2)	(122.0)	80.7%	43.3%
COGS excl. deprec.&amort.	(501.0)		(177.5)	(179.7)	(858.2)	71.3%	35.9%
COGS/hl excl. deprec. &amort	(60.0)		(22.7)	(27.1)	(109.8)	83.1%	45.2%
Gross profit	932.7		322.4	226.3	1,481.4	58.8%	24.3%
Gross margin	62.3%				60.8%	-150 bps	-180 bps
SG&A excl. deprec.&amort.	(321.6)		(110.5)	(109.8)	(541.9)	68.5%	34.2%
SG&A deprec.&amort.	(31.7)		(13.3)	(18.1)	(63.1)	98.8%	57.0%
SG&A total	(353.3)		(123.8)	(127.9)	(605.0)	71.2%	36.2%
Other operating income/expenses	(12.8)		4.0	35.8	27.0	nm	nm
Normalized EBIT	566.7		202.6	134.1	903.4	59.4%	23.7%
Normalized EBIT margin	37.9%				37.1%	-80 bps	-130 bps
Normalized EBITDA	661.7		235.9	164.7	1,062.3	60.5%	24.9%
Normalized EBITDA margin	44.2%				43.6%	-60 bps	-110 bps

LAS results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	25,779.4			(165.3)	25,614.1	-0.6%	-0.6%
Net revenue	4,523.7		1,229.4	1,464.7	7,217.8	59.6%	32.4%
Net revenue/hl	175.5		48.0	58.3	281.8	60.6%	33.2%
COGS	(1,742.4)		(467.9)	(620.3)	(2,830.5)	62.5%	35.6%
COGS/hl	(67.6)		(18.3)	(24.7)	(110.5)	63.5%	36.5%
COGS excl. deprec.&amort.	(1,544.6)		(421.6)	(597.8)	(2,564.1)	66.0%	38.7%
COGS/hl excl. deprec. &amort	(59.9)		(16.5)	(23.7)	(100.1)	67.1%	39.6%
Gross profit	2,781.3		761.5	844.5	4,387.3	57.7%	30.4%
Gross margin	61.5%				60.8%	-70 bps	-100 bps
SG&A excl. deprec.&amort.	(1,087.0)		(267.4)	(301.3)	(1,655.7)	52.3%	27.7%
SG&A deprec.&amort.	(91.6)		(28.8)	(51.3)	(171.8)	87.5%	56.0%
SG&A total	(1,178.7)		(296.3)	(352.6)	(1,827.5)	55.1%	29.9%
Other operating income/expenses	(27.7)		4.2	48.4	24.9	-190.0%	-175.0%
Normalized EBIT	1,575.0		469.3	540.3	2,584.7	64.1%	34.3%
Normalized EBIT margin	34.8%				35.8%	100 bps	50 bps
Normalized EBITDA	1,864.4		544.5	614.0	3,022.9	62.1%	32.9%
Normalized EBITDA margin	41.2%				41.9%	70 bps	20 bps

Third Quarter 2015 Results October 30, 2015 Page 15

LAS Beer

During 3Q15, LAS Beer delivered R$ 969.2 million (+22.0%) of EBITDA.

Volumes increased 5.6% mainly driven by Argentina, Chile and Paraguay. Along with industry expansion in all three countries, (i) Mixxtail continued to drive incremental volumes in Argentina coupled with a great performance from our premium brands, mainly Corona, Stella Artois and Patagonia; (ii) Corona is driving a mid single digit market share gain in a very profitable way in Chile, and; (iii) in Paraguay, the 340ml returnable glass bottle of Brahma launched last year continued to grow double digits, providing affordability in a profitable way. NR/hl grew 26.7% driven by (i) a solid execution of our revenue management strategy, especially in Argentina where we continue to face high inflationary pressures and (ii) a higher mix of premium. COGS/hl increased 48.6% in the quarter impacted by higher inflation, premium mix and unfavorable FX hedges mainly in Argentina, while cash SG&A grew 42.9% in the period also impacted by inflation, mainly related to distribution and labor expenses, and timing of our sales and marketing expenses. YTD, our top line is up 37.5% while EBITDA is up 34.4% (49.4% margin, -120bps).

LAS Beer	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Volume ('000 hl)	4,913.9			277.2	5,191.2	5.6%	5.6%
Net revenue	1,145.6		410.3	387.3	1,943.2	69.6%	33.8%
Net revenue/hl	233.1		79.0	62.2	374.3	60.6%	26.7%
COGS	(348.9)		(135.3)	(199.0)	(683.1)	95.8%	57.0%
COGS/hl	(71.0)		(26.1)	(34.5)	(131.6)	85.3%	48.6%
COGS excl. deprec.&amort.	(294.3)		(117.4)	(183.7)	(595.4)	102.3%	62.4%
COGS/hl excl. deprec. &amort	(59.9)		(22.6)	(32.2)	(114.7)	91.5%	53.7%
Gross profit	796.7		275.0	188.3	1,260.1	58.2%	23.6%
Gross margin	69.5%				64.8%	-470 bps	-520 bps
SG&A excl. deprec.&amort.	(226.9)		(78.8)	(97.4)	(403.2)	77.7%	42.9%
SG&A deprec.&amort.	(23.3)		(11.6)	(21.2)	(56.0)	140.7%	91.1%
SG&A total	(250.2)		(90.4)	(118.6)	(459.2)	83.6%	47.4%
Other operating income/expenses	(7.8)		3.0	29.5	24.6	nm	nm
Normalized EBIT	538.7		187.6	99.1	825.5	53.2%	18.4%
Normalized EBIT margin	47.0%				42.5%	-450 bps	-540 bps
Normalized EBITDA	616.5		217.0	135.6	969.2	57.2%	22.0%
Normalized EBITDA margin	53.8%				49.9%	-390 bps	-470 bps

LAS Beer	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	15,210.7			891.7	16,102.4	5.9%	5.9%
Net revenue	3,391.1		970.5	1,272.6	5,634.1	66.1%	37.5%
Net revenue/hl	222.9		60.3	66.7	349.9	56.9%	29.9%
COGS	(1,084.1)		(314.7)	(505.1)	(1,903.9)	75.6%	46.6%
COGS/hl	(71.3)		(19.5)	(27.4)	(118.2)	65.9%	38.5%
COGS excl. deprec.&amort.	(912.3)		(274.1)	(481.4)	(1,667.7)	82.8%	52.8%
COGS/hl excl. deprec. &amort	(60.0)		(17.0)	(26.6)	(103.6)	72.7%	44.3%
Gross profit	2,306.9		655.9	767.5	3,730.3	61.7%	33.3%
Gross margin	68.0%				66.2%	-180 bps	-210 bps
SG&A excl. deprec.&amort.	(765.0)		(189.5)	(222.5)	(1,177.0)	53.9%	29.1%
SG&A deprec.&amort.	(66.0)		(24.5)	(56.1)	(146.5)	122.0%	85.0%
SG&A total	(831.0)		(214.0)	(278.5)	(1,323.5)	59.3%	33.5%
Other operating income/expenses	(19.2)		(0.8)	14.9	(5.2)	-73.2%	-77.5%
Normalized EBIT	1,456.7		441.1	503.9	2,401.6	64.9%	34.6%
Normalized EBIT margin	43.0%				42.6%	-30 bps	-100 bps
Normalized EBITDA	1,694.5		506.1	583.7	2,784.3	64.3%	34.4%
Normalized EBITDA margin	50.0%				49.4%	-60 bps	-120 bps

Third Quarter 2015 Results October 30, 2015 Page 16

LAS CSD & NANC

In LAS CSD & NANC, our EBITDA grew 64.3% reaching R$ 93.1 million in the quarter.

CSD & NANC volumes decreased 23.7% in 3Q15, mainly driven by our strategic alliance with CBC in Peru announced in July, pursuant to which AmBev Peru will focus on its beer business in the country while CBC will be responsible for the soft drinks business. With that, we are not reporting CSD volumes in Peru anymore, with no material impact at EBITDA level. Adjusted for Peru CSD, our volumes would be down low double digits reflecting the challenging trading conditions in the region. On the positive side, Gatorade continued to deliver a good performance this quarter. Our NR/hl was up 42.7% driven by our revenue management strategy and positive geographic mix, resulting in a top line growth of 8.9%. LAS CSD & NANC COGS/hl grew 26.9% in 3Q15, impacted by higher inflation and unfavorable FX hedges in Argentina. SG&A (excluding depreciation and amortization) increased 13.1% in the quarter also due to higher inflation, partially offset by savings in our non working money base. Year to date, EBITDA is up 17.9% with a 15.1% EBITDA margin (+10bps).

LAS CSD&Nanc	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Volume ('000 hl)	3,441.3			(815.6)	2,625.7	-23.7%	-23.7%
Net revenue	351.4		109.5	31.2	492.2	40.0%	8.9%
Net revenue/hl	102.1		41.7	43.6	187.4	83.5%	42.7%
COGS	(215.4)		(62.2)	6.8	(270.8)	25.7%	-3.1%
COGS/hl	(62.6)		(23.7)	(16.9)	(103.1)	64.8%	26.9%
COGS excl. deprec.&amort.	(206.7)		(60.0)	3.9	(262.7)	27.1%	-1.9%
COGS/hl excl. deprec. &amort	(60.1)		(22.9)	(17.2)	(100.1)	66.6%	28.6%
Gross profit	136.0		47.4	38.0	221.4	62.7%	27.9%
Gross margin	38.7%				45.0%	630 bps	680 bps
SG&A excl. deprec.&amort.	(94.7)		(31.7)	(12.4)	(138.7)	46.5%	13.1%
SG&A deprec.&amort.	(8.5)		(1.7)	3.1	(7.1)	-16.4%	-36.6%
SG&A total	(103.1)		(33.4)	(9.3)	(145.8)	41.4%	9.0%
Other operating income/expenses	(4.9)		1.0	6.3	2.4	-148.8%	-128.8%
Normalized EBIT	28.0		15.0	35.0	78.0	178.8%	125.2%
Normalized EBIT margin	8.0%				15.8%	790 bps	850 bps
Normalized EBITDA	45.2		18.8	29.1	93.1	106.0%	64.3%
Normalized EBITDA margin	12.9%				18.9%	610 bps	650 bps

LAS CSD&Nanc	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	10,568.7			(1,057.0)	9,511.7	-10.0%	-10.0%
Net revenue	1,132.7		258.8	192.2	1,583.7	39.8%	17.0%
Net revenue/hl	107.2		27.2	32.1	166.5	55.4%	30.0%
COGS	(658.3)		(153.2)	(115.2)	(926.7)	40.8%	17.5%
COGS/hl	(62.3)		(16.1)	(19.0)	(97.4)	56.4%	30.6%
COGS excl. deprec.&amort.	(632.3)		(147.5)	(116.5)	(896.4)	41.8%	18.4%
COGS/hl excl. deprec. &amort	(59.8)		(15.5)	(18.9)	(94.2)	57.5%	31.6%
Gross profit	474.4		105.6	77.0	657.0	38.5%	16.2%
Gross margin	41.9%				41.5%	-40 bps	-30 bps
SG&A excl. deprec.&amort.	(322.0)		(77.9)	(78.8)	(478.8)	48.7%	24.5%
SG&A deprec.&amort.	(25.6)		(4.4)	4.7	(25.3)	-1.4%	-18.5%
SG&A total	(347.7)		(82.3)	(74.1)	(504.1)	45.0%	21.3%
Other operating income/expenses	(8.4)		5.0	33.5	30.1	nm	nm
Normalized EBIT	118.3		28.3	36.5	183.0	54.7%	30.8%
Normalized EBIT margin	10.4%				11.6%	110 bps	130 bps
Normalized EBITDA	169.9		38.4	30.4	238.6	40.5%	17.9%
Normalized EBITDA margin	15.0%				15.1%	10 bps	10 bps

Third Quarter 2015 Results October 30, 2015 Page 17

Canada

In Canada, EBITDA was R$ 658.5 million (down 1.0%) with a margin of 41.5% (down 170bps).

NR increased 3.0% as our volumes grew by 1.2% mostly due to (i) another quarter of beer industry expansion in Canada driven by favorable weather and (ii) market share gains for the seventh consecutive quarter. Our focus brands have been key to our performance, with Budweiser as the #1 brand in Canada and Bud Light #3, both growing volume in the quarter.  Year to date, we also have the two fastest-growing high end brands in Canada, with Corona Extra and Stella Artois both delivering double-digit volume growth. Our net revenue per hectoliter increased by 1.8% mainly explained by our revenue management initiatives and the benefit of premium mix, with innovation once again playing an important role in our performance.

Cash COGS/hl were up 0.9%, slightly below inflation, driven by procurement savings and productivity gains, while cash SG&A rose 10.0% mainly due to higher administrative expenses given the timing of variable compensation accruals, explaining the margin decline in the quarter. Year to date, NR is up 4.0% and EBITDA flat.

The scope change in Canada refers to the addition of the Grupo Modelo brands commencing on March 1st, 2014.

Canada results	3Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q15	Reported	Organic
Volume ('000 hl)	2,735.6			31.7	2,767.4	1.2%	1.2%
Net revenue	1,310.3		237.0	39.7	1,587.0	21.1%	3.0%
Net revenue/hl	479.0		85.7	8.9	573.5	19.7%	1.8%
COGS	(394.6)		(70.2)	(1.5)	(466.4)	18.2%	0.4%
COGS/hl	(144.3)		(25.4)	1.1	(168.5)	16.8%	-0.8%
COGS excl. deprec.&amort.	(367.0)		(66.2)	(7.6)	(440.8)	20.1%	2.1%
COGS/hl excl. deprec. &amort	(134.2)		(23.9)	(1.2)	(159.3)	18.7%	0.9%
Gross profit	915.6		166.8	38.2	1,120.7	22.4%	4.2%
Gross margin	69.9%				70.6%	70 bps	80 bps
SG&A excl. deprec.&amort.	(375.8)		(74.9)	(37.7)	(488.3)	29.9%	10.0%
SG&A deprec.&amort.	(9.5)		(2.2)	(2.7)	(14.4)	50.9%	28.1%
SG&A total	(385.3)		(77.0)	(40.4)	(502.7)	30.5%	10.5%
Other operating income/expenses	0.7		0.1	(0.3)	0.6	-16.7%	-36.1%
Normalized EBIT	531.1		89.9	(2.4)	618.5	16.5%	-0.5%
Normalized EBIT margin	40.5%				39.0%	-160 bps	-130 bps
Normalized EBITDA	568.2		96.0	(5.8)	658.5	15.9%	-1.0%
Normalized EBITDA margin	43.4%				41.5%	-190 bps	-170 bps

Canada results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	7,240.9	13.0		100.8	7,354.7	1.6%	1.4%
Net revenue	3,461.8		560.3	137.3	4,159.4	20.2%	4.0%
Net revenue/hl	478.1		76.2	12.1	565.5	18.3%	2.5%
COGS	(1,048.3)		(173.3)	(64.8)	(1,286.4)	22.7%	6.2%
COGS/hl	(144.8)		(23.6)	(6.8)	(174.9)	20.8%	4.7%
COGS excl. deprec.&amort.	(965.6)		(161.3)	(70.5)	(1,197.4)	24.0%	7.3%
COGS/hl excl. deprec. &amort	(133.4)		(21.9)	(7.8)	(162.8)	22.1%	5.8%
Gross profit	2,413.4		387.0	72.5	2,873.0	19.0%	3.0%
Gross margin	69.7%				69.1%	-60 bps	-60 bps
SG&A excl. deprec.&amort.	(1,225.1)		(201.2)	(67.3)	(1,493.6)	21.9%	5.5%
SG&A deprec.&amort.	(26.4)		(5.4)	(8.4)	(40.1)	52.2%	31.7%
SG&A total	(1,251.5)		(206.6)	(75.7)	(1,533.8)	22.6%	6.0%
Other operating income/expenses	(0.3)	1.6	0.4	1.0	2.7	nm	70.8%
Normalized EBIT	1,161.7	1.6	180.8	(2.2)	1,341.9	15.5%	-0.2%
Normalized EBIT margin	33.6%				32.3%	-130 bps	-130 bps
Normalized EBITDA	1,270.8	1.6	198.2	0.5	1,471.1	15.8%	0.0%
Normalized EBITDA margin	36.7%				35.4%	-130 bps	-140 bps

Third Quarter 2015 Results October 30, 2015 Page 18

Other operating income/(expense)

Other operating income/(expense) totalled R$ 420.3 million in 3Q15, with an important contribution of higher government grants related to State VAT long-term tax incentives.

Other operating income/(expenses)	3Q14	3Q15	YTD14	YTD15

R$ million

Government grants/NPV of long term fiscal incentives	332.2	394.0	949.5	1,225.4
(Additions to)/reversals of provisions	17.5	(13.7)	3.7	(36.4)
Net gain on disposal of property, plant and equipment and intangible assets	1.6	14.1	(4.9)	22.5
Net other operating income	36.7	25.9	17.8	23.8

	388.0	420.3	966.1	1,235.3

Exceptional items

During the third quarter we recorded an expense of R$ 19.6 million in exceptional items (as compared to R$ 12.1 million in 3Q14).

Exceptional items	3Q14	3Q15	YTD14	YTD15

R$ million

Restructuring	(12.1)	(9.6)	(25.8)	(27.2)
Administrative process	-	(10.0)	-	(239.1)
Other exceptional items			-

	(12.1)	(19.6)	(25.8)	(266.3)

Third Quarter 2015 Results October 30, 2015 Page 19

Net finance results

Net finance results totaled an expense of R$ 316.6 million during the second quarter which was R$ 95.5 million worse than 3Q14, mainly driven by higher non cash accretion expenses in connection with the put associated with our investment in the Dominican Republic, as higher losses on non derivative instruments were more than offset by gains on derivative instruments.

Net finance results	3Q14	3Q15	YTD14	YTD15

R$ million

Interest income	127.9	109.1	290.0	379.0
Interest expenses	(167.6)	(279.4)	(502.1)	(702.2)
Gains/(losses) on derivative instruments	(10.9)	155.2	(166.1)	(150.3)
Gains/(losses) on non-derivative instruments	(64.8)	(153.1)	(226.4)	(336.0)
Taxes on financial transactions	(13.5)	(21.5)	(57.4)	(73.1)
Other financial income/(expenses), net	(92.2)	(126.9)	(225.9)	(278.8)

Net finance results	(221.1)	(316.6)	(887.9)	(1,161.3)

As of September 30, 2015 we held a net cash position of R$ 7,223.0 million (down from R$ 7,713.3 million as of December 31, 2014).  Consolidated debt corresponded to R$ 2,985.5 million whereas cash and cash equivalents less bank overdrafts totaled R$ 9,489.8 million, down from R$ 9,623.0 million as of December 31, 2014.

	December 2014			September 2015
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	572.3	1,422.5	1,994.8	681.0	1,532.1	2,213.1
Foreign Currency	415.8	212.1	627.9	316.4	456.1	772.4
Consolidated Debt	988.1	1,634.6	2,622.6	997.3	1,988.2	2,985.5

Cash and Cash Equivalents less Bank Overdrafts			9,623.0			9,489.8
Current Investment Securities			713.0			718.7

Net Debt/ (Cash)			(7,713.3)			(7,223.0)

Third Quarter 2015 Results October 30, 2015 Page 20

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 30.4%, compared to 31.5% of 3Q14, while the effective tax rate increased from 11.7% to 21.4%, driven by timing of interest on shareholders’ equity benefit, which were R$ 145 million lower in the quarter, and a higher withholding tax provision due to FX variation associated with unremitted earnings from international subsidiaries, primarily Canada. The table below shows the reconciliation for income tax and social contribution provision.

			YTD14
Income tax and social contribution
R$ million	3Q14	3Q15		YTD15

Profit before tax	3,272.3	3,901.6	8,892.6	10,576.0

Adjustment on taxable basis
Non-taxable net financial and other income	(123.8)	(526.9)	(385.7)	(899.0)
Goverment grants (VAT)	(255.9)	(357.0)	(766.6)	(871.6)
Share of results of associates	(3.0)	0.3	(13.2)	(4.7)
Expenses not deductible for tax purposes	(1.6)	91.5	239.2	554.3
	2,888.1	3,109.6	7,966.2	9,355.1
Aggregated weighted nominal tax rate	31.5%	30.4%	32.0%	31.3%
Taxes – nominal rate	(909.7)	(945.2)	(2,546.7)	(2,926.0)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	340.0	194.2	1,020.0	1,215.8
Tax benefit - amortization on tax books	54.0	35.6	161.7	106.8
Other tax adjustments	134.0	(119.3)	175.4	(352.0)
Income tax and social contribution expense	(381.8)	(834.7)	(1,189.6)	(1,955.4)
Effective tax rate	11.7%	21.4%	13.4%	18.5%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2015.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,716,577,918	62.0%
FAHZ	1,561,263,301	10.0%
Market	4,402,009,912	28.1%
Outstanding	15,679,851,131	100.0%
Treasury	37,764,288
TOTAL	15,717,615,419
Free float BM&FBovespa	2,997,047,961	19.1%
Free float NYSE	1,404,961,951	9.0%

Third Quarter 2015 Results October 30, 2015 Page 21

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q14	3Q15	YTD14	YTD15
Profit - Ambev holders	2,813.6	2,950.7	7,527.1	8,270.1
Non-controlling interest	76.9	116.2	175.8	350.6
Income tax expense	381.8	834.7	1,189.6	1,955.4
Profit before taxes	3,272.3	3,901.6	8,892.6	10,576.0
Share of results of associates	(3.0)	0.3	(13.2)	(4.7)
Net finance results	221.1	316.6	887.9	1,161.3
Exceptional items	12.1	19.6	25.8	266.3
Normalized EBIT	3,502.5	4,238.2	9,793.1	11,999.0
Depreciation & amortization - total	593.8	753.9	1,681.6	2,189.3
Normalized EBITDA	4,096.3	4,992.1	11,474.7	14,188.3

Third Quarter 2015 Results October 30, 2015 Page 22

Q3 2015 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	October 30th, 2015 (Friday)

Time:	13:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (877) 317-6776
	International participants	+ 1 (412) 317-6776

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=j66tiRnr0xd2Rd75zJcGQA%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10073749 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

www.ambev.com.br/investidores

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Third Quarter 2015 Results October 30, 2015 Page 23

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	3Q14	3Q15%		3Q14	3Q15%		3Q14	3Q15%
Volumes (000 hl)	19,676	20,371	3.5%	7,116	6,693	-5.9%	26,792	27,064	1.0%

R$ million
Net sales	4,391.0	4,998.7	13.8%	936.1	889.7	-5.0%	5,327.1	5,888.5	10.5%
% of total	50.9%	46.5%		10.9%	8.3%		61.8%	54.8%
COGS	(1,404.9)	(1,599.5)	13.8%	(368.6)	(351.0)	-4.8%	(1,773.5)	(1,950.4)	10.0%
% of total	47.5%	42.7%		12.5%	9.4%		60.0%	52.1%
Gross profit	2,986.0	3,399.3	13.8%	567.6	538.8	-5.1%	3,553.6	3,938.0	10.8%
% of total	52.7%	48.6%		10.0%	7.7%		62.7%	56.2%
SG&A	(1,511.0)	(1,679.9)	11.2%	(178.3)	(195.4)	9.6%	(1,689.3)	(1,875.3)	11.0%
% of total	59.2%	52.8%		7.0%	6.1%		66.1%	58.9%
Other operating income/(expenses)	295.7	301.0	1.8%	106.2	89.8	-15.5%	401.9	390.8	-2.8%
% of total	76.2%	71.6%		27.4%	21.4%		103.6%	93.0%
Normalized EBIT	1,770.7	2,020.4	14.1%	495.5	433.2	-12.6%	2,266.2	2,453.6	8.3%
% of total	50.6%	47.7%		14.1%	10.2%		64.7%	57.9%
Normalized EBITDA	2,115.8	2,429.7	14.8%	568.8	518.5	-8.8%	2,684.6	2,948.2	9.8%
% of total	51.7%	48.7%		13.9%	10.4%		65.5%	59.1%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-32.0%	-32.0%		-39.4%	-39.4%		-33.3%	-33.1%
Gross profit	68.0%	68.0%		60.6%	60.6%		66.7%	66.9%
SG&A	-34.4%	-33.6%		-19.0%	-22.0%		-31.7%	-31.8%
Other operating income/(expenses)	6.7%	6.0%		11.3%	10.1%		7.5%	6.6%
Normalized EBIT	40.3%	40.4%		52.9%	48.7%		42.5%	41.7%
Normalized EBITDA	48.2%	48.6%		60.8%	58.3%		50.4%	50.1%

Per hectoliter - (R$/hl)
Net sales	223.2	245.4	10.0%	131.6	132.9	1.0%	198.8	217.6	9.4%
COGS	(71.4)	(78.5)	10.0%	(51.8)	(52.4)	1.2%	(66.2)	(72.1)	8.9%
Gross profit	151.8	166.9	10.0%	79.8	80.5	0.9%	132.6	145.5	9.7%
SG&A	(76.8)	(82.5)	7.4%	(25.1)	(29.2)	16.5%	(63.1)	(69.3)	9.9%
Other operating income/(expenses)	15.0	14.8	-1.7%	14.9	13.4	-10.1%	15.0	14.4	-3.7%
Normalized EBIT	90.0	99.2	10.2%	69.6	64.7	-7.1%	84.6	90.7	7.2%
Normalized EBITDA	107.5	119.3	10.9%	79.9	77.5	-3.1%	100.2	108.9	8.7%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	3Q14	3Q15%		3Q14	3Q15%		3Q14	3Q15%		3Q14	3Q15%
Volumes (000 hl)	8,355	7,817	-6.4%	2,015	2,340	16.1%	2,736	2,767	1.2%	39,898	39,988	0.2%

R$ million
Net sales	1,497.1	2,435.4	28.0%	490.0	834.3	24.8%	1,310.3	1,587.0	3.0%	8,624.4	10,745.1	13.2%
% of total	17.4%	22.7%		5.7%	7.8%		15.2%	14.8%		100.0%	100.0%
COGS	(564.3)	(953.9)	34.1%	(223.3)	(373.2)	21.2%	(394.6)	(466.4)	0.4%	(2,955.8)	(3,743.9)	14.1%
% of total	19.1%	25.5%		7.6%	10.0%		13.4%	12.5%		100.0%	100.0%
Gross profit	932.7	1,481.4	24.3%	266.6	461.1	27.8%	915.6	1,120.7	4.2%	5,668.6	7,001.2	12.8%
% of total	16.5%	21.2%		4.7%	6.6%		16.2%	16.0%		100.0%	100.0%
SG&A	(353.3)	(605.0)	36.2%	(126.2)	(200.3)	15.2%	(385.3)	(502.7)	10.5%	(2,554.1)	(3,183.3)	14.6%
% of total	13.8%	19.0%		4.9%	6.3%		15.1%	15.8%		100.0%	100.0%
Other operating income/(expenses)	(12.8)	27.0	nm	(1.9)	1.9	-186.8%	0.7	0.6	-36.1%	388.0	420.3	7.2%
% of total	-3.3%	6.4%		-0.5%	0.5%		0.2%	0.1%		100.0%	100.0%
Normalized EBIT	566.7	903.4	23.7%	138.6	262.7	42.1%	531.1	618.5	-0.5%	3,502.5	4,238.2	10.8%
% of total	16.2%	21.3%		4.0%	6.2%		15.2%	14.6%		100.0%	100.0%
Normalized EBITDA	661.7	1,062.3	24.9%	181.9	323.1	31.9%	568.2	658.5	-1.0%	4,096.3	4,992.0	11.7%
% of total	16.2%	21.3%		4.4%	6.5%		13.9%	13.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-37.7%	-39.2%		-45.6%	-44.7%		-30.1%	-29.4%		-34.3%	-34.8%
Gross profit	62.3%	60.8%		54.4%	55.3%		69.9%	70.6%		65.7%	65.2%
SG&A	-23.6%	-24.8%		-25.7%	-24.0%		-29.4%	-31.7%		-29.6%	-29.6%
Other operating income/(expenses)	-0.9%	1.1%		-0.4%	0.2%		0.1%	0.0%		4.5%	3.9%
Normalized EBIT	37.9%	37.1%		28.3%	31.5%		40.5%	39.0%		40.6%	39.4%
Normalized EBITDA	44.2%	43.6%		37.1%	38.7%		43.4%	41.5%		47.5%	46.5%

Per hectoliter - (R$/hl)
Net sales	179.2	311.6	36.8%	243.1	356.6	7.5%	479.0	573.5	1.8%	216.2	268.7	13.0%
COGS	(67.5)	(122.0)	43.3%	(110.8)	(159.5)	4.4%	(144.3)	(168.5)	-0.8%	(74.1)	(93.6)	13.9%
Gross profit	111.6	189.5	32.8%	132.3	197.1	10.1%	334.7	405.0	3.0%	142.1	175.1	12.5%
SG&A	(42.3)	(77.4)	45.6%	(62.6)	(85.6)	-0.7%	(140.9)	(181.7)	9.2%	(64.0)	(79.6)	14.4%
Other operating income/(expenses)	(1.5)	3.5	nm	(0.9)	0.8	####	0.3	0.2	-36.8%	9.7	10.5	6.9%
Normalized EBIT	67.8	115.6	32.2%	68.8	112.3	22.4%	194.1	223.5	-1.6%	87.8	106.0	10.5%
Normalized EBITDA	79.2	135.9	33.5%	90.2	138.1	13.6%	207.7	237.9	-2.2%	102.7	124.8	11.5%

.

Third Quarter 2015 Results October 30, 2015 Page 24

Ambev - Segment financial information
Organic Results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	YTD14	YTD15%		YTD14	YTD15%		YTD14	YTD15%
Volumes (000 hl)	61,895	60,951	-1.5%	21,741	20,726	-4.7%	83,636	81,677	-2.3%

R$ million
Net sales	13,767.5	15,175.6	10.2%	2,707.1	2,689.8	-0.6%	16,474.6	17,865.3	8.4%
% of total	53.3%	48.3%		10.5%	8.6%		63.7%	56.9%
COGS	(4,332.7)	(4,804.3)	10.9%	(1,220.5)	(1,173.2)	-3.9%	(5,553.2)	(5,977.5)	7.6%
% of total	48.1%	43.2%		13.6%	10.5%		61.7%	53.7%
Gross profit	9,434.8	10,371.3	9.9%	1,486.6	1,516.5	2.0%	10,921.4	11,887.8	8.8%
% of total	56.0%	51.1%		8.8%	7.5%		64.8%	58.6%
SG&A	(4,539.3)	(4,913.6)	8.2%	(622.7)	(673.0)	8.1%	(5,162.1)	(5,586.6)	8.2%
% of total	56.6%	51.6%		7.8%	7.1%		64.4%	58.6%
Other operating income/(expenses)	807.9	1,017.4	25.9%	190.6	186.4	-2.2%	998.5	1,203.8	20.6%
% of total	83.6%	82.4%		19.7%	15.1%		103.4%	97.5%
Normalized EBIT	5,703.4	6,475.1	13.5%	1,054.5	1,029.9	-2.3%	6,757.8	7,505.0	11.1%
% of total	58.2%	54.0%		10.8%	8.6%		69.0%	62.5%
Normalized EBITDA	6,655.5	7,627.2	14.6%	1,255.6	1,275.3	1.6%	7,911.1	8,902.5	12.5%
% of total	58.0%	53.8%		10.9%	9.0%		68.9%	62.7%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-31.5%	-31.7%		-45.1%	-43.6%		-33.7%	-33.5%
Gross profit	68.5%	68.3%		54.9%	56.4%		66.3%	66.5%
SG&A	-33.0%	-32.4%		-23.0%	-25.0%		-31.3%	-31.3%
Other operating income/(expenses)	5.9%	6.7%		7.0%	6.9%		6.1%	6.7%
Normalized EBIT	41.4%	42.7%		39.0%	38.3%		41.0%	42.0%
Normalized EBITDA	48.3%	50.3%		46.4%	47.4%		48.0%	49.8%

Per hectoliter - (R$/hl)
Net sales	222.4	249.0	11.9%	124.5	129.8	4.2%	197.0	218.7	11.0%
COGS	(70.0)	(78.8)	12.6%	(56.1)	(56.6)	0.8%	(66.4)	(73.2)	10.2%
Gross profit	152.4	170.2	11.6%	68.4	73.2	7.0%	130.6	145.5	11.5%
SG&A	(73.3)	(80.6)	9.9%	(28.6)	(32.5)	13.4%	(61.7)	(68.4)	10.8%
Other operating income/(expenses)	13.1	16.7	27.9%	8.8	9.0	2.6%	11.9	14.7	23.4%
Normalized EBIT	92.1	106.2	15.3%	48.5	49.7	2.5%	80.8	91.9	13.7%
Normalized EBITDA	107.5	125.1	16.4%	57.8	61.5	6.5%	94.6	109.0	15.2%

Ambev - Segment financial information
Organic Results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	YTD14	YTD15%		YTD14	YTD15%		YTD14	YTD15%		YTD14	YTD15%
Volumes (000 hl)	25,779	25,614	-0.6%	5,537	6,484	17.1%	7,241	7,355	1.4%	122,194	121,129	-0.9%

R$ million
Net sales	4,523.7	7,217.8	32.4%	1,386.8	2,181.4	21.6%	3,461.8	4,159.4	4.0%	25,846.9	31,423.9	12.7%
% of total	17.5%	23.0%		5.4%	6.9%		13.4%	13.2%		100.0%	100.0%
COGS	(1,742.4)	(2,830.5)	35.6%	(660.8)	(1,037.9)	20.9%	(1,048.3)	(1,286.4)	6.2%	(9,004.7)	(11,132.4)	13.9%
% of total	19.3%	25.4%		7.3%	9.3%		11.6%	11.6%		100.0%	100.0%
Gross profit	2,781.3	4,387.3	30.4%	726.0	1,143.5	22.2%	2,413.4	2,873.0	3.0%	16,842.2	20,291.5	12.1%
% of total	16.5%	21.6%		4.3%	5.6%		14.3%	14.2%		100.0%	100.0%
SG&A	(1,178.7)	(1,827.5)	29.9%	(422.9)	(579.9)	5.8%	(1,251.5)	(1,533.8)	6.0%	(8,015.1)	(9,527.8)	10.9%
% of total	14.7%	19.2%		5.3%	6.1%		15.6%	16.1%		100.0%	100.0%
Other operating income/(expenses)	(27.7)	24.9	-175.0%	(4.5)	3.9	-181.0%	(0.3)	2.7	70.8%	966.1	1,235.3	27.2%
% of total	-2.9%	2.0%		-0.5%	0.3%		0.0%	0.2%		100.0%	100.0%
Normalized EBIT	1,575.0	2,584.7	34.3%	298.6	567.4	48.6%	1,161.7	1,341.9	-0.2%	9,793.1	11,999.0	14.6%
% of total	16.1%	21.5%		3.0%	4.7%		11.9%	11.2%		100.0%	100.0%
Normalized EBITDA	1,864.4	3,022.9	32.9%	428.4	791.9	44.3%	1,270.8	1,471.1	0.0%	11,474.7	14,188.3	15.6%
% of total	16.2%	21.3%		3.7%	5.6%		11.1%	10.4%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-38.5%	-39.2%		-47.6%	-47.6%		-30.3%	-30.9%		-34.8%	-35.4%
Gross profit	61.5%	60.8%		52.4%	52.4%		69.7%	69.1%		65.2%	64.6%
SG&A	-26.1%	-25.3%		-30.5%	-26.6%		-36.2%	-36.9%		-31.0%	-30.3%
Other operating income/(expenses)	-0.6%	0.3%		-0.3%	0.2%		0.0%	0.1%		3.7%	3.9%
Normalized EBIT	34.8%	35.8%		21.5%	26.0%		33.6%	32.3%		37.9%	38.2%
Normalized EBITDA	41.2%	41.9%		30.9%	36.3%		36.7%	35.4%		44.4%	45.2%

Per hectoliter - (R$/hl)
Net sales	175.5	281.8	33.2%	250.4	336.4	3.8%	478.1	565.5	2.5%	211.5	259.4	13.7%
COGS	(67.6)	(110.5)	36.5%	(119.3)	(160.1)	3.3%	(144.8)	(174.9)	4.7%	(73.7)	(91.9)	14.9%
Gross profit	107.9	171.3	31.2%	131.1	176.4	4.4%	333.3	390.6	1.6%	137.8	167.5	13.1%
SG&A	(45.7)	(71.3)	30.8%	(76.4)	(89.4)	-9.7%	(172.8)	(208.5)	4.6%	(65.6)	(78.7)	11.9%
Other operating income/(expenses)	(1.1)	1.0	-175.4%	(0.8)	0.6	-169.2%	(0.0)	0.4	nm	7.9	10.2	28.3%
Normalized EBIT	61.1	100.9	35.2%	53.9	87.5	26.9%	160.4	182.5	-1.6%	80.1	99.1	15.6%
Normalized EBITDA	72.3	118.0	33.8%	77.4	122.1	23.2%	175.5	200.0	-1.3%	93.9	117.1	16.7%

Third Quarter 2015 Results October 30, 2015 Page 25

CONSOLIDATED BALANCE SHEET	September 2015	December 2014
R$ million
Assets
Current assets
Cash and cash equivalents	9,680.9	9,722.1
Investment securities (CURRENT)	718.7	713.0
Derivative financial instruments (current assets)	2,784.5	882.5
Trade receivables (current)	3,547.1	3,132.2
Inventories	4,521.4	3,411.3
Taxes and contributions receivable (current)	1,290.4	1,581.9
Other assets (current)	1,292.4	1,285.4
	23,835.4	20,728.4
Non-current assets
Investment securities	226.3	68.0
Derivative financial instruments (assets)	44.5	5.5
Taxes and contributions receivable (non-current)	1,281.6	1,161.2
Deferred tax assets	5,499.4	1,392.5
Other assets (non-current)	2,025.9	1,736.5
Employee benefits	12.8	12.8
Investments in associates	137.5	40.4
Property, plant and equipment	18,624.5	15,740.1
Intangible assets	5,057.9	3,754.9
Goodwill	31,297.4	27,502.9
	64,207.8	51,414.8

Total assets	88,043.2	72,143.2

Equity and liabilities
Current liabilities
Trade payables (current)	9,842.1	8,941.4
Derivative financial instruments (current liabilities)	6,532.3	1,909.2
Interest-bearing loans and borrowings (current)	997.3	988.1
Bank overdrafts	191.1	99.1
Payroll and social security payables	990.9	598.4
Dividends and interest on shareholder´s equity payable	649.5	2,435.3
Income tax and social contribution payable	1,154.2	640.4
Taxes and contributions payable (current)	2,084.1	2,903.3
Other liabilities (current)	5,492.4	3,170.4
Provisions	121.9	139.2
	28,055.8	21,824.8
Non-current liabilities
Trade payables (non-current)	112.4	73.9
Derivative financial instruments (liabilities)	254.1	29.9
Interest-bearing loans and borrowings	1,988.2	1,634.5
Deferred tax liabilities	2,704.5	1,737.6
Taxes and contributions payable (non-current)	751.8	610.9
Other liabilities (non-current)	905.5	286.7
Provisions (non-CURRENT)	687.2	543.2
Employee benefits (non CURRENT)	2,281.0	1,757.0
	9,684.7	6,673.7

Total liabilities	37,740.5	28,498.5

Equity
Issued capital	57,614.1	57,582.4
Reserves	57,206.7	59,907.2
Comprehensive income	(69,950.1)	(75,268.0)
Retained earnings	3,404.1	-
Equity attributable to equity holders of Ambev	48,274.8	42,221.6
Non-controlling interests	2,028.0	1,423.1
Total Equity	50,302.8	43,644.7

Total equity and liabilities	88,043.2	72,143.2

Third Quarter 2015 Results October 30, 2015 Page 26

CONSOLIDATED STATEMENT OF OPERATIONS				YTD14
R$ million	3Q15	3Q14	YTD15

Net sales	10,745.1	8,624.4	31,423.9	25,846.9
Cost of sales	(3,743.9)	(2,955.8)	(11,132.4)	(9,004.7)
Gross profit	7,001.2	5,668.6	20,291.5	16,842.2

Sales and marketing expenses	(2,613.8)	(2,159.9)	(7,899.8)	(6,822.5)
Administrative expenses	(569.5)	(394.2)	(1,628.0)	(1,192.6)
Other operating income/(expenses)	420.3	388.0	1,235.3	966.1

Normalized EBIT	4,238.2	3,502.5	11,999.0	9,793.1

Exceptional items	(19.6)	(12.1)	(266.3)	(25.8)

Income from operations (EBIT)	4,218.6	3,490.4	11,732.6	9,767.3

Net finance results	(316.6)	(221.1)	(1,161.3)	(887.9)
Share of results of associates	(0.3)	3.0	4.7	13.2

Profit before income tax	3,901.6	3,272.3	10,576.0	8,892.6

Income tax expense	(834.7)	(381.8)	(1,955.4)	(1,189.6)

Profit	3,066.9	2,890.5	8,620.6	7,703.0
Attributable to:
Equity holders of Ambev	2,950.7	2,813.6	8,270.1	7,527.1
Non-controlling interest	116.2	76.9	350.6	175.8

Basic earnings per share (common)	0.19	0.18	0.53	0.48
Diluted earnings per share (common)	0.19	0.18	0.52	0.48

Normalized Profit	3,086.6	2,902.7	8,887.0	7,728.8

Normalized basic earnings per share (common)	0.19	0.18	0.54	0.48
Normalized diluted earnings per share (common)	0.19	0.18	0.54	0.48

Nº of basic shares outstanding	15,751.6	15,694.6	15,733.6	15,675.8
Nº of diluted shares outstanding	15,870.4	15,833.6	15,852.4	15,814.8

Third Quarter 2015 Results October 30, 2015 Page 27

CONSOLIDATED STATEMENT OF CASH FLOWS				YTD14
R$ million	3Q15	3Q14	YTD15
Cash Flows from Operating Activities
Profit	3,066.9	2,890.5	8,620.6	7,703.0
Depreciation, amortization and impairment	753.9	593.8	2,189.3	1,681.6
Impairment losses on receivables and inventories	6.2	45.5	78.5	79.5
Additions/(reversals) in provisions and employee benefits	53.1	4.9	377.4	85.7
Net finance cost	316.6	221.1	1,161.3	887.9
Loss/(gain) on sale of property, plant and equipment and intangible assets	(14.5)	(1.6)	0.9	4.9
Gain on sale of operations in subsidiaries	0.4	-	(23.5)	-
Equity-settled share-based payment expense	53.1	35.5	141.1	116.2
Income tax expense	834.7	381.8	1,955.4	1,189.6
Share of result of associates	0.3	(3.0)	(4.7)	(13.2)
Other non-cash items included in the profit	(383.7)	(105.6)	(726.0)	(296.4)
Cash flow from operating activities before changes in working capital and use of provisions	4,687.0	4,062.9	13,770.6	11,438.7
Decrease/(increase) in trade and other receivables	210.5	(32.1)	414.8	(67.4)
Decrease/(increase) in inventories	(47.3)	33.1	(567.4)	(373.1)
Increase/(decrease) in provisions, trade and other payables	1,317.0	78.0	711.5	(1,233.4)
Cash generated from operations	6,167.3	4,142.0	14,329.4	9,764.8
Interest received/(paid)	12.3	(111.3)	274.2	(240.1)
Dividends received	5.2	23.3	17.7	67.1
Income tax paid	(696.2)	(1,119.7)	(2,028.3)	(2,468.0)
Cash flow from operating activities	5,488.7	2,934.2	12,593.0	7,123.8
Proceeds from sale of property, plant, equipment and intangible assets	21.4	18.4	38.5	77.5
Proceeds from sale of operations in subsidiaries	0.4	-	88.5	-
Acquisition of property, plant, equipment and intangible assets	(1,284.7)	(1,220.2)	(3,191.3)	(3,216.6)
Acquisition of subsidiaries, net of cash acquired	(19.9)	(9.1)	(263.9)	(9.1)
Acquisition of other investments	-	-	(109.2)	-
Investment in debt securities and net proceeds of debt securities	(89.9)	(162.0)	(180.7)	(260.7)
Net acquisition of other assets	0.1	24.2	1.9	28.9
Cash flow used in investing activities	(1,372.6)	(1,348.8)	(3,616.2)	(3,380.0)
Capital increase	-	17.8	9.9	149.9
Repurchase of shares	(383.5)	(10.7)	(838.1)	(23.7)
Proceeds from borrowings	496.5	23.7	4,397.4	491.1
Repayment of borrowings	(252.7)	(253.5)	(5,243.5)	(1,331.8)
Cash net finance costs other than interests	540.2	267.6	114.1	(511.0)
Payment of finance lease liabilities	(4.0)	(0.4)	(5.4)	(1.2)
Dividends paid	(2,477.6)	(2,548.9)	(9,067.1)	(8,540.9)
Cash flow used in financing activities	(2,080.9)	(2,504.4)	(10,632.8)	(9,767.7)
Net increase/(decrease) in Cash and cash equivalents	2,035.2	(919.0)	(1,655.9)	(6,023.9)
Cash and cash equivalents less bank overdrafts at beginning of period	6,707.6	6,025.6	9,623.0	11,538.2
Effect of exchange rate fluctuations	747.0	295.5	1,522.8	(112.2)
Cash and cash equivalents less bank overdrafts at end of period	9,489.8	5,402.1	9,489.8	5,402.1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer